United States

Securities and Exchange Commission

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed

Pursuant to § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. )*

Shift4 Payments, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001

(Title of Class of Securities)

82452J109

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 82452J109	Schedule 13G	Page 1 of 8

1	Names of Reporting Persons Searchlight Capital Partners II GP, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 4,796,841
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 4,796,841

9	Aggregate Amount Beneficially Owned by Each Reporting Person 4,796,841
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 10.8%
12	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 82452J109	Schedule 13G	Page 2 of 8

1	Names of Reporting Persons Searchlight Capital Partners II GP, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 4,796,841
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 4,796,841

9	Aggregate Amount Beneficially Owned by Each Reporting Person 4,796,841
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 10.8%
12	Type of Reporting Person PN

CUSIP No. 82452J109	Schedule 13G	Page 3 of 8

1	Names of Reporting Persons Searchlight II GWN, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 4,796,841
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 4,796,841

9	Aggregate Amount Beneficially Owned by Each Reporting Person 4,796,841
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 10.8%
12	Type of Reporting Person PN

CUSIP No. 82452J109	Schedule 13G	Page 4 of 8

ITEM 1.	(a) Name of Issuer:

Shift4 Payments, Inc. (the “Issuer”).

(b)	Address of Issuer’s Principal Executive Offices:

2202 N. Irving St., Allentown, Pennsylvania 18109.

ITEM 2.	(a) Name of Person Filing:

Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.” This statement is filed on behalf of:

Searchlight Capital Partners II GP, LLC (the “GP LLC”)

Searchlight Capital Partners II GP, L.P.

Searchlight II GWN, L.P.

Three managers (the “Managers”) directly or indirectly control the investment and voting decisions of the GP LLC by majority vote or consent, and thus, none of the Managers individually control the investment or voting decisions of the GP LLC.

(b)	Address or Principal Business Office:

The principal business address of the Reporting Persons is 745 Fifth Avenue, 27th Floor, New York, New York 10151.

(c)	Citizenship of each Reporting Person is:

Searchlight Capital Partners II GP, L.P. is organized under the laws of the Cayman Islands. Searchlight Capital Partners II GP, LLC and Searchlight II GWN, L.P. are organized under the laws of the state of Delaware.

(d)	Title of Class of Securities:

Class A common stock, par value $0.0001 per share (“Class A Common Stock”).

(e)	CUSIP Number:

82452J109

ITEM 3.

Not applicable.

CUSIP No. 82452J109	Schedule 13G	Page 5 of 8

ITEM 4.	Ownership.

(a-c)

The ownership information presented herein represents beneficial ownership of the shares of Class A Common Stock as of December 31, 2020, based upon 39,737,950 shares of Class A Common Stock outstanding as of December 31, 2020. The ownership information assumes the conversion of the common units of Shift4 Payments, LLC (the “LLC Interests”) held by the Reporting Persons into shares of Class A Common Stock of the Issuer on a one-to-one basis.

Reporting Person	Amount beneficially owned	Percent of class:	Sole power to vote or to direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Searchlight Capital Partners II GP, LLC	4,796,841	10.8%	0	4,796,841	0	4,796,841
Searchlight Capital Partners II GP, L.P.	4,796,841	10.8%	0	4,796,841	0	4,796,841
Searchlight II GWN, L.P.	4,796,841	10.8%	0	4,796,841	0	4,796,841

Searchlight II GWN, L.P. is the record holder of the LLC Interests reported herein, which may be redeemed by the Reporting Persons at any time for shares of Class A Common Stock on a one-to-one basis.

Searchlight Capital Partners II GP, LLC is the general partner of Searchlight Capital Partners II GP, L.P., which is the general partner of Searchlight II GWN, L.P. As a result, Searchlight Capital Partners II GP, LLC and Searchlight Capital Partners GP, L.P. may be deemed to share beneficial ownership of the securities held of record by Searchlight II GWN, L.P. The GP LLC and the Managers each disclaim beneficial ownership of the securities reported herein.

ITEM 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

CUSIP No. 82452J109	Schedule 13G	Page 6 of 8

ITEM 8.	Identification and Classification of Members of the Group.

Not applicable.

ITEM 9.	Notice of Dissolution of Group.

Not applicable.

ITEM 10.	Certification.

Not applicable.

CUSIP No. 82452J109	Schedule 13G	Page 7 of 8

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2021

Searchlight Capital Partners II GP, LLC

By:	/s/ Andrew Frey
Name:	Andrew Frey
Title:	Authorized Person

Searchlight Capital Partners II GP, L.P.
By: Searchlight Capital Partners II GP, LLC, its general partner

By:	/s/ Andrew Frey
Name:	Andrew Frey
Title:	Authorized Person

Searchlight II GWN, L.P.
By: Searchlight Capital Partners II GP, L.P., its general partner
By: Searchlight Capital Partners II GP, LLC, its general partner

By:	/s/ Andrew Frey
Name:	Andrew Frey
Title:	Authorized Person

CUSIP No. 82452J109	Schedule 13G	Page 8 of 8

LIST OF EXHIBITS

Exhibit No.	Description

99	Joint Filing Agreement.